SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 9)*


                          Wilmington Trust Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   971807-102
                                 (CUSIP Number)







*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      (Continued on the following page(s))
                               Page 1 of 10 Pages

CUSIP No. 971807-102                   13G                   Page 2 of 10 Pages


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Wilmington Trust Corporation

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) /x/
                                                                      (b) /_/

3        SEC USE ONLY


4        CITIZENSHIP OR PLACE OF INCORPORATION

         Delaware Corporation

         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5        SOLE VOTING POWER          1,733,111

6        SHARED VOTING POWER        1,823,441

7        SOLE DISPOSITIVE POWER     1,033,118

8        SHARED DISPOSITIVE POWER   1,507,446

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               3,604,108

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                           /_/

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
               10.6%

12       TYPE OF REPORTING PERSON*

         HC

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 971807-102                  13G                    Page 3 of 10 Pages


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Wilmington Trust Company

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) /x/
                                                                       (b) /_/

3        SEC USE ONLY


4        CITIZENSHIP OR PLACE OF INCORPORATION

         Delaware banking corporation

         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5        SOLE VOTING POWER          1,696,311

6        SHARED VOTING POWER        1,817,412

7        SOLE DISPOSITIVE POWER     1,033,118

8        SHARED DISPOSITIVE POWER   1,480,146

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               3,561,279

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                           /_/

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
               10.5%

12       TYPE OF REPORTING PERSON*

         BK

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 971807-102                  13G                   Page 4 of 10 Pages


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Wilmington Trust FSB

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /x/
                                                                        (b) /_/

3        SEC USE ONLY


4        CITIZENSHIP OR PLACE OF INCORPORATION

         Federal Savings Bank

         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5        SOLE VOTING POWER          114,946

6        SHARED VOTING POWER         99,866

7        SOLE DISPOSITIVE POWER      73,121

8        SHARED DISPOSITIVE POWER   121,662

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               214,812

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                           /_/

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
               0.6%

12       TYPE OF REPORTING PERSON*

         BK


*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 971807-102                 13G                    Page 5 of 10 Pages


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Wilmington Trust of Pennsylvania

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) /x/
                                                                      (b) /_/

3        SEC USE ONLY


4        CITIZENSHIP OR PLACE OF INCORPORATION

         Pennsylvania banking corporation

         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5        SOLE VOTING POWER          9,760

6        SHARED VOTING POWER        1,000

7        SOLE DISPOSITIVE POWER     4,200

8        SHARED DISPOSITIVE POWER   6,560

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               10,760

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                           /_/

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
               0.0%

12       TYPE OF REPORTING PERSON*

         BK


*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 971807-102                  13G                   Page 6 of 10 Pages

Item 1 (a).  Name of Issuer:

         Wilmington Trust Corporation

Item 1 (b).  Address of Issuer's Principal Executive Offices:

         1100 North Market Street
         Wilmington, DE  19890

Item 2 (a).  Name of Persons Filing:

         Wilmington Trust Corporation, Wilmington Trust Company, Wilmington Trust FSB and Wilmington Trust of Pennsylvania

Item 2 (b).  Address of Principal Business Office:

         1100 North Market Street, Wilmington, DE  19890

Item 2 (c).  Citizenship:

         Wilmington Trust Corporation is a Delaware corporation; Wilmington Trust Company is a Delaware banking corporation; Wilmington Trust FSB is a Federal Savings Bank; and Wilmington Trust of Pennsylvania is a Pennsylvania banking corporation.

Item 2 (d).  Title of Class of Securities:

         Common Stock

Item 2 (e).  CUSIP Number:  971807-102

Item 3. The persons filing this Schedule 13G are:

         Wilmington  Trust  Corporation,  Wilmington  Trust Company,  Wilmington
         Trust  FSB  and  Wilmington  Trust  of  Pennsylvania  are a  Group,  in
         accordance with Section 240.13d-1(b)(1)(ii)(H). Wilmington Trust Corporation is a Parent Holding Company, in accordance with Section 240.13d-1(b)(1)(ii)(G). Wilmington Trust Company, Wilmington Trust FSB and Wilmington Trust of Pennsylvania are each Banks as defined in
         Section 3(a)(6) of the Securites Exchange Act of 1934, as amended, and are each direct, wholly-owned subsidiaries of Wilmington Trust Corporation.

Item 4.  Ownership.

         (a)      Amount Beneficially Owned by
                  Wilmington Trust Corporation:             3,604,108
                  Wilmington Trust Company:                 3,561,279
                  Wilmington Trust FSB:                       214,812
                  Wilmington Trust of Pennsylvania:            10,760

CUSIP No. 971807-102                   13G                   Page 7 of 10 Pages

         (b)  Percent of Class for
                  Wilmington Trust Corporation:        10.6%
                  Wilmington Trust Company:            10.5%
                  Wilmington Trust FSB:                 0.6%
                  Wilmington Trust of Pennsylvania:     0.0%

         (c)  Number of shares as to which Wilmington Trust Corporation has:

                  (i)    sole power to vote or direct the vote:
                              1,733,111

                  (ii)   shared power to vote or direct the vote:
                              1,823,441

                  (iii)  sole power to dispose or to direct the disposition of:
                              1,033,118

                  (iv)   shared power to dispose or to direct the disposition
                         of:
                              1,507,446

                  Number of shares as to which Wilmington Trust Company has:

                  (i)    sole power to vote or direct the vote:
                              1,696,311

                  (ii)   shared power to vote or direct the vote:
                              1,817,412

                  (iii)  sole power to dispose or to direct the disposition of:
                              1,033,118

                  (iv)   shared power to dispose or to direct the disposition
                         of:
                              1,480,146

                  Number of shares as to which Wilmington Trust FSB has:
                  (i)    sole power to vote or direct the vote:
                              114,946

                  (ii)   shared power to vote or direct the vote:
                              99,866

                  (iii)  sole power to dispose or to direct the disposition of:
                              73,121

                  (iv)   shared power to dispose or to direct the disposition
                         of:
                              121,662

                  Number of shares as to which Wilmington Trust of Pennsylvania has:

                  (i)    sole power to vote or direct the vote:
                              9,760

CUSIP No. 971807-102                    13G                  Page 8 of 10 Pages


                  (ii)   shared power to vote or direct the vote:
                              1,000

                  (iii)  sole power to dispose or to direct the disposition of:
                              4,200

                  (iv)   shared power to dispose or to direct the disposition
                         of:
                              6,560

Item 5.  Ownership of Five Percent or Less of a Class:

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /_/

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:

         Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

         Wilmington Trust Company:  BK
         Wilmington Trust FSB:  BK
         Wilmington Trust of Pennsylvania:  BK

Item 8.  Identification and Classification of Members of the Group:

         Wilmington Trust Corporation:  HC
         Wilmington Trust Company:  BK
         Wilmington Trust FSB:  BK
         Wilmington Trust of Pennsylvania:  BK

Item 9.  Notice of Dissolution of Group:

         Not Applicable

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No. 971807-102                   13G                  Page 9 of 10 Pages

Signatures.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WILMINGTON TRUST CORPORATION

By:  /s/ Thomas P. Collins
         Vice President and Secretary

WILMINGTON TRUST COMPANY

By:  /s/ Allan C. Lynch, Jr.
         Vice President

WILMINGTON TRUST FSB

By:  /s/ Thomas P. Collins
         Vice President and Secretary

WILMINGTON TRUST OF PENNSYLVANIA

By:  /s/ Michael A. DiGregorio
         Vice President



Dated:  February 3, 1997

CUSIP No. 971807-102                 13G                   Page 10 of 10 Pages

                             JOINT FILING AGREEMENT


Wilmington Trust Corporation, Wilmington Trust Company, Wilmington Trust FSB and Wilmington Trust of Pennsylvania (the "Filing Persons") hereby agree to file jointly the Schedule 13G to which this Joint Filing Agreement is attached and any amendments thereto, as permitted by Rule 13d-1 promulgated under the Securities Exchange Act of 1934, as amended. Each of the Filing Persons agrees that the information set forth in such Schedule 13G and any amendments thereto with respect to that Filing Person will be true, complete and correct as of the date of that Schedule 13G or that amendment, to the best of that Filing Person's knowledge and belief, after reasonable inquiry. Each of the Filing Persons makes no representations as to the accuracy or adequacy of the information set forth in the Schedule 13G or any amendments thereto with respect to any other Filing Person. Each of the Filing Persons shall notify the other Filing Persons promptly if any of the information set forth in the Schedule 13G or any amendments thereto becomes inaccurate in any material respect or if that person learns of information which would require an amendment to the Schedule 13G.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the 3rd day of February, 1997.

WILMINGTON TRUST CORPORATION

By:  /s/ Thomas P. Collins
         Vice President and Secretary

WILMINGTON TRUST COMPANY

By:  /s/ Allan C. Lynch, Jr.
         Vice President


WILMINGTON TRUST FSB

By:  /s/ Thomas P. Collins
         Vice President and Secretary

WILMINGTON TRUST OF PENNSYLVANIA

By:  /s/ Michael A. DiGregorio
         Vice President